UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 19, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rackspace Hosting, Inc.

File No. 1-34143 - CF#27584

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  Rackspace Hosting, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2011.

  Based on representations by Rackspace Hosting, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.1   through August 19, 2021

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Maryse Mills-Apenteng
        Special Counsel